SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMENDMENT NO. 2

SWIFT TRANSPORTATION CO., INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

0870756103
________________________________________________________________________________
(CUSIP Number)

Jerry Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone: (602) 273-3770
Facsimile: (602) 275-3868
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

November 3, 2006
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 46,852 (1)
	8.	Shared Voting Power 20,258,064 (2)
	9.	Sole Dispositive Power 46,852 (1)
	10.	Shared Dispositive Power 20,258,064 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,304,916 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 27.1% (3) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)
Comprised of (i) 39,852 shares of common stock, $0.001 par value per share ("Common Stock"), of Swift Transportation Co., Inc. (the "Company") owned by Jerry Moyes individually, and (ii) 7,000 shares of Common Stock held in Jerry Moyes's individual retirement account.

(2)
Comprised of (i) 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (ii) 492,500 shares of Common Stock held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, and (iii) 33,750 shares of Common Stock held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest.

(3)	Based on 74,860,956 shares of Common Stock outstanding as of August 4, 2006, as reported in the Company's Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,731,814 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,731,814 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 26.4% (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.
(2)	Based on 74,860,956 shares of Common Stock outstanding as of August 4, 2006, as reported in the Company's Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

CUSIP NO.: 870756103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 19,731,814 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,731,814 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 26.4% (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.
(2)	Based on 74,860,956 shares of Common Stock outstanding as of August 4, 2006, as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

This Amendment No. 2 to Schedule 13D (this "Amendment") relating to the common stock, $.001 par value per share, of Swift Transportation Co., Inc. (the "Issuer"), amends and supplements the Schedule 13D jointly filed on December 7, 2005, and as subsequently amended on October 11, 2006 (the "Schedule 13D"), by Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust dated 12/11/87 (together, the "Reporting Persons"). Except as provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D. As described in the Proposal Letter discussed in Item 4 below, the Reporting Persons are participants in the Proposal (as defined in Item 4).

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 is amended and supplemented as follows:

With respect to the proposed transaction described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds necessary to consummate the transaction would consist of the following: (i) an equity contribution in an amount at least equal to 25% of the total cost of the transaction (which may be in the form of the Issuer's common stock) , (ii) approximately $2.285 billion of debt that would be incurred in connection with the transaction, including (without limitation) for purposes of paying the Offer Price (as defined in Item 4), refinancing certain indebtedness of the Issuer and its affiliates, refinancing certain stockholder loans as described in the Debt Financing Letter (as defined in Item 4) and paying related costs and expenses, all as further described in Item 4, the Proposal Letter (as defined in Item 4) and the Debt Financing Letter and (iii) the contribution of 100% of the issued and outstanding capital stock of Interstate Equipment Leasing, Inc.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letter, which are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is amended and replaced in its entirety as follows:

As set forth in a letter dated November 3, 2006 (the "Proposal Letter"), Mr. Moyes has submitted to the Issuer's Board of Directors (the "Board of Directors") a proposal (the "Proposal") to acquire all of the outstanding common stock of the Issuer ("Swift Common Stock"), except for substantially all of the shares of Swift Common Stock held by the Reporting Persons. Each of the Reporting Persons intends to participate in the Proposal. A copy of the Proposal Letter is being filed herewith as Exhibit 2.

The Proposal contemplates that the transaction would be effected through a merger of a new acquisition corporation formed by the Reporting Persons (the "Acquisition Co.") with and into the Issuer. The Reporting Persons intend to roll-over substantially all of their Swift Common Stock in the acquisition. The Swift Common Stock of the Reporting Persons that would be rolled-over in the acquisition would be contributed to a parent entity of Acquisition Co. immediately prior to the merger in exchange for equity interests in such parent entity. Additionally, in connection with the Proposal, and subject to the Issuer rendering the recently adopted "poison pill" rights plan inapplicable to the Proposal, Mr. Moyes intends to approach the general partner of the Moyes Children's Limited Partnership and potentially other stockholders to ascertain their interest in rolling-over a portion or all of the shares beneficially owned by the Moyes Children's Limited Partnership in the proposed transaction. All of the other Swift Common Stock would be converted into the right to receive a cash payment equal to $29.00 per share (the "Offer Price"). If such merger is consummated, the Swift Common Stock would no longer be traded on the NASDAQ Global Select Market and the registration of the Swift Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, would be terminated.

To finance the Proposal, the Reporting Persons have received a commitment letter from Morgan Stanley Senior Funding, Inc., to provide up to $2.735 billion in debt financing consisting of (1) a senior secured first lien loan facility in an aggregate amount of $2.25 billion (of which only $1.8 billion will be available for purposes of financing the transaction, with the balance only being available following the consummation of the transaction for the Issuer's general corporate and working capital needs) and (2) a senior secured second lien loan facility in an aggregate amount of $485 million (the "Debt Financing Letter"). A copy of the Debt Financing Letter is being filed herewith as Exhibit 3.

Other than as set forth herein or in the Proposal Letter and the Debt Financing Letter, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in the below items (a) through (j) of the Schedule 13D. However, if the Proposal is not consummated for any reason, the Reporting Persons intend to continue to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Swift Common Stock. Mr. Moyes will continue to influence the affairs of the Issuer in his capacity as a member of the  Board of Directors, and the Reporting Persons will continue to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer, including a change in the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Swift Common Stock, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letter, which are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 of this Amendment are incorporated herein by reference.

Item 7.	Exhibits

Exhibit 1. Joint Filing Agreement, dated November 6, 2006, by and among the Reporting Persons

Exhibit 2. Proposal Letter to the Board of Directors of Swift Transportation Co., Inc., dated November 3, 2006

Exhibit 3. Debt Financing Letter, dated November 3, 2006 from Morgan Stanley Senior Funding, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Co-Trustee

By:	/s/ Vickie Moyes
Name:	Vickie Moyes
Title:	Co-Trustee

Dated: November 6, 2006

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Amendment No. 2 to Schedule 13D with respect to the Common Stock of Swift Transportation Co. Inc, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 6th day of November, 2006.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Co-Trustee

By:	/s/ Vickie Moyes
Name:	Vickie Moyes
Title:	Co-Trustee

Exhibit 2
Jerry Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034

November 3, 2006

Board of Directors
Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, AZ 80202

Attention: Jock Patton, Chairman of the Board

Dear Jock:

I am pleased to submit this proposal to acquire Swift Transportation Co., Inc. (“Swift”) at a substantial premium to the market value of Swift's shares.

I propose to acquire Swift through a corporation to be formed by me in an all-cash transaction at a price of $29.00 per Swift common stock share. To finance the transaction, I will roll over substantially all of my current investment in Swift and have received a written commitment from Morgan Stanley for the entire amount of the debt financing necessary to consummate the transaction.

Given Swift's recent performance, $29.00 per share is a full and fair price for Swift’s common stock, providing an attractive opportunity for its stockholders to maximize the value of their investment in Swift. The $29.00 offer price represents a significant, more than 21%, premium over yesterday's closing price for Swift's shares. I believe such a transaction would be in the best interests of Swift and its stockholders, and that Swift’s stockholders will find such a transaction compelling.

My proposal is conditioned upon completion of confirmatory due diligence, negotiation and execution of a definitive agreement, and receipt of necessary board, stockholder and regulatory approvals. Given my history with Swift and my familiarity with its operations, employees and customers, I am confident that when my legal and financial advisors are given access to Swift’s books and records, they will be able to expeditiously complete their due diligence. As part of the due diligence, I am prepared to consider any factors that you believe justify a higher purchase price, and, upon the completion of due diligence, I may be willing to increase my proposed price.

Board of Directors
November 3, 2006

In view of my disclosure obligations under the securities laws, I will be filing an amendment to my Schedule 13D on Monday disclosing this proposal. In spite of the required disclosure of this proposal, I would very much like to move forward on a cooperative and amicable basis. If desired, my advisors and I are prepared to work with you and your advisors over the week-end to formulate a joint press release. I hope you share my enthusiasm for the proposed acquisition and my confidence that it serves the best interests of Swift's stockholders. Please contact me as promptly as possible to discuss how we may best proceed, and, in any event, consider this proposal effective through November 20, 2006.

Sincerely,

/s/ Jerry Moyes

Jerry Moyes

Exhibit 3

EXECUTION COPY

MORGAN STANLEY SENIOR FUNDING, INC.
1585 Broadway
New York, New York 10036

CONFIDENTIAL

November 3, 2006

Mr. Jerry Moyes
c/o Swift Aviation
2710 E. Old Tower Road
Phoenix, Arizona 85034

Attention: Jerry Moyes

Project Bluetooth
First Lien and Second Lien Facilities Commitment Letter

Dear Mr. Moyes:

You have advised Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) that you intend to acquire (the “Acquisition”) all of the issued and outstanding capital stock of Swift Transportation Co., Inc., a Nevada corporation (the “Company”), not owned by you, and that you would expect to consummate the Acquisition through a to-be-formed corporation that will be controlled by you and named Saint Corporation (together with one or more wholly-owned subsidiaries as may reasonably be acceptable to Morgan Stanley, “Holdings”). You have further advised us that the Acquisition will be accomplished in a manner (and on a basis) consistent with the terms of your letter, dated the date hereof, addressed to the Company, which sets forth your proposal to acquire the Company. We also understand that the Acquisition will be structured as either (i) a one-step merger transaction (a “One-Step Transaction”) between Saint Corporation and the Company (the “Merger”), with the Company being the surviving corporation of the Merger or (ii) a two-step transaction (a “Two-Step Transaction”) pursuant to which Saint Corporation will commence a tender offer (the “Tender Offer”) for all issued and outstanding common stock of the Company not owned by Holdings or the Rollover Purchasers (defined below) at the time of the Tender Offer, followed as promptly as practicable after consummation of the Tender Offer (but no later than five business days following such consummation) by the Merger, with all shares not tendered in the Tender Offer being cashed out in the Merger.

The Acquisition, the Merger, the Tender Offer (if necessary) and all related transactions, including, without limitation, the credit extensions to be made under the Facilities (as defined below), the equity contributions pursuant to the Equity Contribution (as defined below), the Shareholder Loan (as defined below), the refinancing of certain indebtedness of the Company and its subsidiaries and the payment of related fees, costs and expenses are herein collectively referred to as , the “Transaction”.

In connection with the Transaction, you have requested that Morgan Stanley (i) provide you with its financing commitment for the full amount of the Facilities described in this Commitment Letter (as defined below) and (ii) use commercially reasonable efforts to arrange a syndicate of Lenders (as defined below) for the Facilities.

For purposes of consummating the Transaction, and also for purposes of providing post-Acquisition financing for the ongoing working capital and general corporate needs of the Borrower (defined below) and its subsidiaries, you have informed us that the following financing will be required:

(a)     A senior secured first lien loan facility in an aggregate amount of $2,250,000,000 to be provided by Morgan Stanley and certain other financial institutions reasonably acceptable to you (the “First Lien Lenders”), which facility shall consist of (i) a $1,800,000,000 term b loan facility (the “Term Loan Facility”) and (ii) a $450,000,000 revolving credit facility (the “Revolving Credit Facility”, together with the Term Loan Facility, the “First Lien Facilities”) having substantially the terms set forth on Exhibit A hereto (such Exhibit, together with Exhibits B, C and D referred to below, being the “Term Sheets” and, together with this letter, this “Commitment Letter”).

(b)     A senior secured second lien loan facility in an aggregate amount of $485,000,000 (the “Second Lien Facility”, together with the First Lien Facilities, the “Facilities”) to be provided by Morgan Stanley and certain other financial institutions reasonably acceptable to you (the “Second Lien Lenders”, together with the First Lien Lenders, the “Lenders”), having substantially the terms set forth on Exhibit B hereto.

(c)     An equity contribution in an aggregate amount at least equal to 25% of the total cost of the Transaction (including, without limitation, the purchase price for the Acquisition, the Shareholder Loan (defined below) and related costs and expenses) (the “Equity Contribution”) to be provided by you and certain other investors previously identified or otherwise reasonably acceptable to you and the Lead Arranger (as defined below) (the “Purchasers”), which contribution will be in the form of (i) a “rollover” contribution of common stock of the Company held directly or beneficially by the Purchasers (the “Rollover Equity Investment”, with those Purchasers participating in the Rollover Equity Investment being herein referred to as the “Rollover Purchasers”), and (ii) a contribution (the “IEL Equity Contribution”) of 100% of the issued and outstanding capital stock of Interstate Equipment Leasing, Inc. (“IEL”); provided that the value of the Rollover Equity Contribution shall not be less than 20% of the total cost of the Transaction (including, without limitation, the purchase price of the Acquisition, the Shareholder Loan and related costs and expenses).

(d)     Any term or provision hereof to the contrary notwithstanding, (i) in the event the Borrower elects to pursue a One-Step Transaction, the terms and conditions set forth in Exhibit C shall not apply (in any respect) to the Transaction or any financing contemplated by this Commitment Letter, and (ii) in the event the Borrower elects to pursue a Two-Step Transaction, the terms and conditions set forth in Exhibit C shall apply to the Transaction and the financing contemplated hereby, and the terms and conditions of Exhibits A and B shall be modified as set forth (and as provided) in such Exhibit C.

All Facilities will be made available to the Borrower. At all times at and prior to the Merger, the “Borrower” will be Holdings and, at all times from and after giving effect to the Merger (pursuant to a mutually satisfactory assignment and assumption agreement in respect of the Facilities (including in respect of the Shareholder Loan) and the Loan Documentation (defined below)), the “Borrower” will be Swift Transportation Co., Inc., an Arizona corporation and a wholly-owned subsidiary of the Company (also sometimes referred to herein as “Swift Arizona”) and at the reasonable discretion of the Lead Arranger, one or more Opco Subs (as defined in the Term Sheets).

In the event of a One-Step Transaction, loans under the Term Loan Facility and the Second Lien Facility will be made available to the Borrower in a single borrowing (under each such facility) on the date the Merger is effected. In the case of a Two-Step Transaction, loans under the Term Facility and the Second Lien Facility will be made available (x) on the date of the consummation of the Tender Offer (the “Share Tender Date”) in a single borrowing (under each such facility) (pursuant to which 100% of amounts available under the Second Lien Facility will be borrowed, together with such additional amounts as may be required to be borrowed under the Term Loan Facility), and (y) on the date the Merger is effected (such date, whether pursuant to a One-Step Transaction or a Two-Step Transaction, being the “Merger Date”), in a single drawing under the Term Loan Facility, all as further described in Exhibit C.

Borrowings under the Term Loan Facility and the Second Lien Facility, together with cash proceeds, if any, received pursuant to the Equity Contribution, must be sufficient to consummate the Transaction, and such proceeds shall be used for that purpose; provided, that up to an aggregate amount of $410,000,000 of the proceeds borrowed under the Term Loan Facility and/or the Second Lien Facility may be used by the Borrower for purposes of making a loan (the “Shareholder Loan”) to the Rollover Purchasers, the proceeds of which will be used by the Rollover Purchasers to refinance certain debt of the Rollover Purchasers secured by the common stock that will be contributed pursuant to the Rollover Equity Investment. The Shareholder Loan will be secured by all capital stock of Holdings held by the Rollover Purchasers and will be recourse to such capital stock and Jerry Moyes, but otherwise shall not be recourse to the other Rollover Purchasers. Credit extensions under the Revolving Credit Facility shall not be available to finance the Transaction except, (i) letters of credit may be issued to backstop or replace outstanding letters of credit as may be required on the Share Tender Date or the Merger Date, as the case may be, as a result of the Acquisition and other transactions contemplated hereby and (ii) loans may be available to the extent agreed by the Lead Arranger to fund fees and expenses on the Merger Date.

Morgan Stanley hereby commits to make, or to cause one or more of its affiliates to make, available to the Borrower 100% of the Facilities, subject only to the terms and conditions set forth herein and in the Term Sheets. You agree that Morgan Stanley shall act as (i) the exclusive lead arranger, syndication agent, documentation agent and sole book-runner in respect of each Facility (in such capacity, the “Lead Arranger”) and (ii) the administrative agent for each Facility. It is understood that Morgan Stanley shall be permitted, in consultation with you, to designate one or more Lenders as agents or co-agents, as the case may be, with respect to any Facility in its sole discretion after consultation with you, but no other agents, co-agents or arrangers will be appointed, no other titles may be given, and no other compensation (other than as expressly set forth in the Term Sheets or as otherwise separately and expressly agreed between the parties hereto) will be paid without Morgan Stanley’s prior written consent. Fees payable to any Lenders participating in any of the Facilities through any syndication by Morgan Stanley (as provided herein) shall be payable solely from amounts to be separately negotiated between the parties hereto.

Morgan Stanley reserves the right, prior to or after execution of the definitive Loan Documentation (defined below) for the Facilities, to syndicate all or part of its commitment for the Facilities to one or more lending institutions, each consented to by you (such consent not to be unreasonably withheld, delayed or conditioned), that will become parties to such Loan Documentation. All aspects of any such syndication shall be managed by Morgan Stanley in consultation with you, and the commitments of Morgan Stanley hereunder shall be reduced if and only to the extent that (i) commitments are received from other lending institutions consented to by you (such consent not to be unreasonably withheld, delayed or conditioned), and (ii) such commitments are in fact funded by such other lending institutions on the Share Tender Date or the Merger Date, as the case may be. In the event Morgan Stanley decides to syndicate all or part of the Facilities, Morgan Stanley will use commercially reasonable efforts to arrange a syndicate of other financial institutions identified by Morgan Stanley and consented to by you (such consent not to be unreasonably withheld, delayed or conditioned) that will participate in the Facilities, and you agree actively to assist Morgan Stanley in achieving a syndication that is satisfactory to Morgan Stanley; provided, however, that achieving such syndication shall not be (in and of itself) a condition to the funding of any of the Facilities or to Morgan Stanley's obligations or commitments hereunder; provided further, however, that your active assistance of Morgan Stanley in its syndication efforts as provided in this letter shall be a condition to the funding of the Facilities and to Morgan Stanley's obligations and commitments hereunder. Such syndication may be accomplished by a variety of means, including direct contact during the syndication process among (i) you, (ii) representatives, senior management and advisors of Holdings, Swift Arizona, IEL and the Company and (iii) the proposed syndicate members, it being understood that in the event of a Two-Step Transaction such contact with representatives, senior management and advisors to the Company and Swift Arizona may not be possible until after the Share Tender Date and, prior to such time, you will only be obligated to use commercially reasonable best efforts to obtain access for us and the Lenders to such persons. To assist Morgan Stanley in its syndication efforts, you hereby agree (x) to provide and cause your advisors and Holdings’ advisors to provide Morgan Stanley and the other syndicate members upon request with all information reasonably deemed necessary by Morgan Stanley to complete the syndication of the Facilities, including but not limited to information and evaluations prepared by you and your advisors or on your behalf relating to the Transactions and the business of Holdings, the Company, Swift Arizona, IEL and their respective subsidiaries, (y) to assist Morgan Stanley upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Facilities, and (z) at reasonable times and with reasonable notice, to make yourself available, as well as senior officers and representatives of Holdings, IEL, Swift Arizona and the Company, in each case from time to time, and to attend and make presentations regarding the business and prospects of Holdings, the Company, Swift Arizona and IEL at a meeting or meetings of prospective lenders; provided that, in the event of a Two-Step Transaction, access to senior officers and representatives of the Company and Swift Arizona shall be subject to compliance with any existing or subsequently adopted or amended shareholder rights plan or “poison pill” of the Company (the “Bluetooth Pill”), and you will only be required to use commercially reasonable best efforts to make such senior officers and representatives of the Company and Swift Arizona available. Morgan Stanley acknowledges that in the event of a Two-Step Transaction, (1) the Company and Swift Arizona may not provide access to their representatives, senior management and advisors until after the Share Tender Date, (2) you have no obligation under this letter to take any action which could result in a violation of or triggering event under the Bluetooth Pill, and (3) any failure to obtain access and cooperation from the representatives, senior management and advisors of the Company and Swift Arizona prior to the Share Tender Date shall not be deemed a failure or breach of your obligation to provide active assistance to Morgan Stanley in its syndication efforts, so long as you used commercially reasonable best efforts to obtain such access and cooperation.

You also agree to use your commercially reasonable best efforts to ensure that our syndication efforts benefit materially from the lending relationships of the Company and its subsidiaries. Subject to the condition that any institutions participating in the syndication will be subject to your consent (such consent not to be unreasonably withheld, delayed or conditioned), Morgan Stanley will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. At least 35 days prior to the earlier of the Merger Date and the Share Tender Date, as the case may be, and at least five business days prior to our commencement of the syndication of the Facilities, you will meet with us, Standard & Poor’s Rating Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) and make prepared presentations to S&P and Moody’s for the purpose of obtaining ratings on the Facilities, which ratings will give pro forma effect to the Acquisition and the financing contemplated hereby, and you will obtain such ratings at least 20 days prior to the earlier of the Merger Date or the Share Tender Date, as the case may be. You will also afford Morgan Stanley a period of at least 30 consecutive days following the launch of the general syndication of the Facilities to syndicate the Facilities. In addition, you agree that no financing for the Borrower, the Company, Swift Arizona, IEL or any of their respective subsidiaries or affiliates (other than the Facilities) shall be syndicated, privately placed or publicly offered to the extent that we reasonably determine that such financing is reasonably likely to have an adverse effect on the syndication of the Facilities.

All commitments, undertakings and agreements hereunder are subject to (i) except as set forth in the forms, reports and other documents, including financial statements contained therein and any exhibits thereto, filed by the Company with the Securities and Exchange Commission since January 1, 2006 but prior to the date hereof (collectively, the “Reports”), the absence of a material adverse change in the business, financial condition, operations, performance or properties of each of the Company and IEL and their respective subsidiaries, in each case taken as a whole, since December 31, 2005 (a “Material Adverse Change”)1, (ii) no additional facts or information (including the occurrence of any events or circumstances) coming to the attention of Morgan Stanley that are inconsistent with the information disclosed to Morgan Stanley by or on behalf of the Purchasers, Holdings, IEL or the Company (or any of IEL’s or the Company’s subsidiaries) prior to the date of this Commitment Letter and that, either individually or in the aggregate, could reasonably be expected, in the reasonable judgment of Morgan Stanley, to result in (x) a Material Adverse Change, (y) a material adverse effect on any aspect of the Transaction or (z) a material adverse effect on the rights or remedies of the Lenders or the legal ability of the Company and its subsidiaries and affiliates (as applicable) to perform their respective obligations under the Loan Documentation for the Facilities (collectively, a “Material Adverse Effect”) and (iii) the accuracy and completeness in all material respects of all representations that you and Holdings make to us and all information that you and Holdings furnish to us in connection with this commitment, taken as a whole, and your compliance with the terms of this Commitment Letter and the payment of all fees and expenses required to be paid by you in connection herewith and the transactions contemplated hereby.

You hereby represent and warrant that (i) all written information, other than Projections (as defined below), which has been or is hereafter made available to Morgan Stanley or any of its affiliates or representatives or to any Lender or any potential lender by or on your behalf or by or on behalf of Holdings, the Purchasers, IEL, the Company, Swift Arizona or any of your or their respective representatives, advisors or affiliates in connection with the Transaction and the transactions contemplated hereby (the “Information”) has been reviewed and analyzed by you, in connection with the performance of the due diligence conducted by you or on your behalf and is, or in the case of Information made available after the date hereof, will be, when taken as a whole, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact known to you and necessary to make the statements contained therein, in light of the circumstances under which such statements were or are made, not misleading, and (ii) all written financial projections concerning the Company or IEL and their respective subsidiaries that have been or will be prepared by you or Holdings or on your behalf or Holdings’ behalf or by any of your respective representatives and that have been or are hereafter made available to the Lenders by you or Holdings or on your behalf or Holdings’ behalf or by your respective representatives, advisors or affiliates in connection with the Transaction (the “Projections”) have been or, in the case of Projections made available after the date hereof, will be prepared in good faith based upon reasonable assumptions, it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections may be realized. You agree that you will promptly notify Morgan Stanley of any changes in circumstances of which you become aware that could reasonably be expected to call into question the Information or the continued reasonableness of any assumption underlying the Projections, and that you will supplement the
_____________________
[1]
To be conformed, if necessary, to the MAC definition in the definitive Merger Agreement for the proposed transaction, to the extent the formulation thereof is reasonably satisfactory to Morgan Stanley.

Information and the Projections as necessary so that the representations, warranties and covenants set forth in this paragraph concerning the Information and the Projections remain complete and correct in all material respects without regard to when such Information and Projections were made available. In issuing this commitment, Morgan Stanley is relying on the accuracy of the Information and Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until definitive documentation with respect to (A) the First Lien Facilities (the “First Lien Loan Documentation”) and (B) the Second Lien Facility (the “Second Lien Loan Documentation” and, together with the First Lien Loan Documentation, the “Loan Documentation”) are executed and delivered and, thereafter, the disclosure representations contained herein shall be terminated and of no further force and effect. You agree to continue to provide, make available or cause to be provided or made available to the Lenders all of the information received by you or on your behalf or of which you become aware that is related to or that affects in any material respect the Borrower, the Company, IEL or any of their respective subsidiaries or any aspect of the Transaction.

To induce Morgan Stanley to issue this Commitment Letter, you hereby agree that all out-of-pocket fees, costs and expenses (including reasonable fees and expenses of one counsel (in addition to one local counsel in each relevant jurisdiction) and those consultants which have been retained in consultation with you) of Morgan Stanley and its affiliates arising in connection with this Commitment Letter (and its due diligence and syndication efforts in connection herewith) and in connection with the Facilities and the other transactions described herein shall be for your account, whether or not the Acquisition is consummated, the Facilities are made available or definitive documents are executed. In addition, you hereby agree to pay (or cause the Borrower to pay), without duplication, when and as due any other fees which you have otherwise expressly agreed to pay in connection herewith. You further agree to indemnify and hold harmless each of the Lenders (including, in any event, Morgan Stanley) and each director, officer, employee, agent and affiliate thereof, and each other person controlling any of the foregoing within the meaning of either Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended (each an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any such Indemnified Person as a result of or arising out of or in any way related to or resulting from this Commitment Letter or any other agreement related to the Transaction between the parties hereto, the Transaction or the extension or syndication of the Facilities contemplated by this Commitment Letter, or in any way arising from any use or intended use of this Commitment Letter or any other agreement related to the Transaction between the parties hereto, or the proceeds of the Facilities contemplated by this Commitment Letter, and you agree to reimburse each Indemnified Person upon demand for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not Morgan Stanley or any such other Indemnified Person is a party to any action or proceeding out of which any such expenses arise) (collectively, an “Action”); provided, however, that you shall not have any obligation to indemnify any Indemnified Person against any loss, claim, damage, expense or liability to the extent arising solely out of the gross negligence, bad faith or willful misconduct of such Indemnified Person.

Neither you nor the Borrower will, without the prior written consent of the Lead Arranger, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a full and unconditional release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding.

All your reimbursement and indemnification obligations set forth herein, including the provisions of the immediately preceding three paragraphs, shall survive any termination of this Commitment Letter.

Morgan Stanley reserves the right to employ the services of its affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to such affiliates certain fees payable to Morgan Stanley in such manner as Morgan Stanley and such affiliates may agree in their sole discretion. You acknowledge that Morgan Stanley may share with any of its affiliates, and such affiliates may share with Morgan Stanley, any information related to the Transaction, you, the Purchasers, the Borrower, the Company, IEL any of their respective subsidiaries, businesses, assets or liabilities, or any of the matters contemplated hereby in connection with the Transaction.

You understand and acknowledge that Morgan Stanley and its affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other companies that may have interests which conflict with yours regarding the Acquisition and otherwise. Neither Morgan Stanley nor its affiliates shall use confidential information obtained from you, Holdings, the Company, Swift Arizona or IEL (or on your behalf or on behalf of Holdings, the Company, Swift Arizona or IEL) in connection with the performance by Morgan Stanley or its affiliates of services for other persons or companies, and neither Morgan Stanley nor its affiliates will furnish any such confidential information to other persons or companies. You acknowledge that neither Morgan Stanley nor its affiliates have any obligation to use, in connection with the Acquisition or otherwise, or to furnish to you, confidential information obtained from other persons or companies. It is further agreed that so long as Morgan Stanley's commitments hereunder are outstanding, neither Morgan Stanley, nor its affiliates will act as financial advisor to any third party in connection with such third party's acquisition of the Company, Swift Arizona or any substantial portion of the assets of the Company or Swift Arizona.

You further acknowledge and agree that (i) no fiduciary, advisory or agency relationship between you and Morgan Stanley has been created solely as a result of this Commitment Letter or any other agreement relating to the Transaction between the parties hereto in respect of any of the transactions contemplated herein, irrespective of whether we and/or any of our respective affiliates have advised or are advising you on other matters, (ii) Morgan Stanley, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of Morgan Stanley, (iii) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (iv) you have been advised that Morgan Stanley and its respective affiliates are engaged in a broad range of transactions that may involve interests that differ from your interests and that Morgan Stanley has no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (v) you waive, to the fullest extent permitted by law, any claims you may have against Morgan Stanley for breach of fiduciary duty or alleged breach of fiduciary duty and agree that Morgan Stanley shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. Notwithstanding the foregoing, no provision set forth in this Commitment Letter or the other Commitment Documents (as defined below) shall in any way limit or modify the respective rights and obligations of you and Morgan Stanley Co. Incorporated arising under that certain engagement letter concerning Project Bluetooth dated June 8, 2006 (the “Investment Banking Letter”).

You acknowledge that affiliates of Morgan Stanley engage in securities trading and brokerage activities and provide investment banking and other financial services. In the ordinary course of business, such affiliates may provide investment banking and other financial services to, and/or acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, the Borrower, the Company, IEL and other companies with which the Borrower, the Company or IEL, as the case may be, may have commercial or other relationships. With respect to any securities and/or financial instruments so held by such affiliates or customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

This Commitment Letter and the Term Sheets (collectively referred to as the “Commitment Documents”) are delivered to you with the understanding that no Commitment Document, nor the substance hereof or thereof, shall be disclosed to any third party (including, without limitation, other lenders, arrangers, underwriters, placement agents, or advisors or any similar persons), without our prior written consent, except (i) to your officers, employees, agents, representatives and legal and financial advisors who are directly involved in the consideration of the Acquisition (and then only on a confidential and need to know basis), (ii) as required by law or any court or governmental agency (provided, that you agree to promptly inform us following any such permitted disclosure) and (iii) to officers, directors, advisors and other representatives of the Company for purposes of evaluating your offer with respect to the Acquisition.

This Commitment Letter is delivered to you solely for your benefit and may not be relied upon by any other person or entity, and nothing in the Commitment Documents is intended to confer any rights upon, nor do the Commitment Documents create third-party beneficiary status in favor of, any other person or entity as to our commitments hereunder nor are the Commitment Documents assignable by you. You acknowledge that no fiduciary duty exists on our part owing to you or any other person or entity as a result of our delivery of the Commitment Documents and no other person shall have any other legal or equitable right, remedy or claim hereunder. This Commitment Letter may not be amended or modified, and no waiver will be effective, except by a writing duly executed by the parties hereto.

Morgan Stanley hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), Morgan Stanley and each Lender is required to obtain, verify and record information that identifies the Borrower, which information includes the name, address, tax identification number and other information regarding the Borrower that will allow Morgan Stanley or such Lender to identify the Borrower in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to Morgan Stanley and each Lender. In addition, it is a condition to our commitment hereunder that we receive, at least five business days prior to each of the Merger Date and, if applicable, the Share Tender Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

The Commitment Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede any prior agreements, written or oral, with respect hereto or thereto. The parties irrevocably and unconditionally submit to the non-exclusive jurisdiction of any New York state or federal court (in each case) sitting in the County of New York over any suit, action or proceeding arising out of or relating to the Commitment Documents. Service of any process, summons, notice or document in any suit, action or proceeding may be made by registered mail addressed to you or Morgan Stanley, as appropriate, and you waive any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon judgment. EACH COMMITMENT DOCUMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING, WITHOUT LIMITATION, FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK). EACH OF THE

UNDERSIGNED PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF OR IN CONNECTION WITH, ANY COMMITMENT DOCUMENT, AND ANY OTHER COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY OF THE UNDERSIGNED PARTIES IN CONNECTION WITH ANY COMMITMENT DOCUMENT. IN NO EVENT SHALL ANY PARTY TO THIS COMMITMENT LETTER BE LIABLE FOR CONSEQUENTIAL, SPECIAL, INDIRECT OR PUNITIVE DAMAGES IN CONNECTION WITH THE TRANSACTION OR ANY FINANCING TRANSACTION, OR WITH OUR DELIVERY OF THE COMMITMENT DOCUMENTS.

If the Commitment Documents are not accepted by you as provided in the immediately succeeding paragraph, you are to immediately return the Commitment Documents (and any copies thereof) to the undersigned. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us an executed duplicate of the Commitment Documents. Each Commitment Document may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of which counterpart shall be an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of each Commitment Document by telecopier shall be effective as delivery of a manually executed counterpart of such Commitment Document.

***

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This commitment will expire at 5:00 p.m. New York City time on November 3, 2006 unless it is accepted by you prior to such time and, if accepted prior to such time, shall expire at the earliest of (i) execution and delivery of definitive Loan Documentation for the Facilities (except as otherwise expressly provided in such Loan Documentation) or the consummation of another transaction or series of transactions in which Holdings or any of its affiliates acquires, directly or indirectly, substantially all of the stock or assets of the Company (other than stock of the Company held by Jerry Moyes and his family and affiliates as of the date hereof), (ii) 5:00 p.m. New York City time on March 3, 2007 if the Share Tender Date or Merger Date shall not have occurred by such time and (iii) your decision not to proceed with the Acquisition.

Very truly yours,

MORGAN STANLEY SENIOR FUNDING, INC.

By:	/s/ John McCann
Name: John McCann
Title: Vice President Morgan Stanley Senior Funding, Inc

Agreed to and Accepted:

JERRY MOYES

By:	/s/ Jerry Moyes

EXHIBIT A

SUMMARY OF CERTAIN TERMS AND CONDITIONS
FOR THE FIRST LIEN FACILITIES*

I. The Parties

Borrower:
Initially, Saint Corporation. In connection with a one-step, negotiated merger transaction (a “One-Step Transaction”), Saint Corporation will merge (the “Merger”) with Swift Transportation Co., Inc., a Nevada corporation (the “Company”), with the Company being the surviving corporation of the Merger. Immediately upon giving effect to the Merger, the Facilities (defined below) and all rights and obligations of the Company under the Loan Documentation (as defined in the Commitment Letter) relating to the Facilities (including any rights or obligations under the Shareholder Loans) shall be assigned to and assumed by Swift Transportation Co., Inc., an Arizona corporation and a wholly-owned subsidiary of the Company (“Swift Arizona”). Immediately upon giving effect to such assignment and assumption, Swift Arizona and, at the reasonable discretion of the Lead Arranger, one or more Opco Subs (as defined below) shall thereafter at all times be the “Borrower”.

Lead Arranger:	Morgan Stanley.

Syndication Agent:	Morgan Stanley.

Administrative Agent:	Morgan Stanley.

Lenders:	Morgan Stanley and a syndicate of financial institutions and institutional lenders arranged by Morgan Stanley in consultation with the Borrower (the “First Lien Lenders”).

Guarantors:
All obligations under the First Lien Facilities shall be unconditionally guaranteed by the Company and each of the Borrower’s direct and indirect wholly-owned subsidiaries on a senior secured basis; provided, that non-U.S. subsidiaries shall only be required to deliver guarantees to the extent it would not result in material increased tax liabilities for the Borrower and its subsidiaries on a consolidated basis (the Company and all of such subsidiaries being, collectively, the “Guarantors”), subject to customary exceptions and exclusions and release mechanics for transactions of this type; and provided further, that any direct or indirect

____________________________
*
Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter (the “Commitment Letter”) to which this summary is attached. This Term Sheet is intended as an outline only and, except as otherwise specifically set forth herein, does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in the definitive documentation for the Facilities. In the event of a Two-Step Transaction (as defined in the Commitment Letter) this Exhibit shall be modified to the extent, but only to the extent, set forth in Exhibit C.

subsidiary of the Borrower that is a special purpose entity engaged in Securitization Transactions (as defined below) shall not be a Guarantor.

“Securitization Transactions” shall mean any transfer by the Borrower or any subsidiary of the Borrower of receivables or interests therein (i) to a trust, partnership, corporation or other entity, which transfer is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of indebtedness or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such receivables or interests in receivables, or (ii) directly to one or more investors or other purchasers. All proceeds received as a result of a Securitization Transaction shall require a mandatory prepayment, on a dollar-for-dollar basis, to prepay outstanding amounts under the Facilities.

II. Description of First Lien Facilities

General Description of
First Lien Facilities:
A maximum amount of $2,250,000,000 in senior, first-priority secured financing to be provided to the Borrower pursuant to a term b loan facility (the “Term Loan Facility”) and a revolving credit facility (the “Revolving Credit Facility”) which will include a letter of credit subfacility. The Term Loan Facility and the Revolving Credit Facility are collectively referred to herein as the “First Lien Facilities”. Loans made under the First Lien Facilities are herein collectively referred to as “Loans”, with Loans under the Term Loan Facility being herein referred to as “Term Loans”, Loans under the Revolving Credit Facility being herein referred to as “Revolving Loans” and letters of credit issued under the Revolving Credit Facility being herein referred to as “Letters of Credit”. Exhibit B sets forth a summary of certain terms and conditions of a senior, second-priority secured financing facility to be provided to the Borrower (the “Second Lien Facility” and, together with the First Lien Facilities, the “Facilities”).

B. Term Loan Merger Facility

Term Loan Merger Facility
Commitment Amount:	$1,800,000,000.

Maturity and Amortization:
The final maturity of the Term Loan Facility shall be the seventh anniversary of the Closing Date (as defined below) (“Term Loan Maturity Date”). The Term Loans shall be repaid during the final year prior to the Term Loan Maturity Date in equal quarterly amounts, subject to amortization of approximately 1% per year prior to such final year.

Use of Proceeds:
Proceeds of the Term Loans, together with proceeds from the Second Lien Facility, shall be used to finance, in part, the Transaction, including the Acquisition. Up to $410,000,000 of the proceeds borrowed under the Term Loan Facility and/or the Second Lien Facility may be used by the Borrower for purposes of making a loan (the “Shareholder Loan”) to the Purchasers, the proceeds of which will be used by the Purchasers for purposes of refinancing certain debt of the Purchasers. The Shareholder Loan will be secured by all capital stock of Holdings held by the Purchaser and will be recourse to such capital stock and Jerry Moyes, but shall not be recourse to the other Purchasers.

Availability:	Term Loans may only be borrowed on the Closing Date. No amount of Term Loans once repaid may be reborrowed.

C. Revolving Credit Facility

Revolving Credit
Facility:
Pursuant to the Revolving Credit Facility, Revolving Loans may be borrowed, prepaid and reborrowed by the Borrower from time to time prior to the Revolving Loan Commitment Termination Date (as set forth below). The Revolving Credit Facility will also contain a sub-facility for the issuance of letters of credit in an amount up to $325,000,000.

Revolving Credit Facility
Commitment Amount:	$450,000,000.

Maturity:
The final maturity date for the Revolving Credit Facility (the “Revolving Loan Commitment Termination Date”) shall be the fifth anniversary of the Closing Date (defined below). Revolving Loans shall be repaid in full on such final maturity date, and all Letters of Credit issued under the Revolving Credit Facility shall terminate prior to such date.

Use of Proceeds:
Extensions of credit under the Revolving Credit Facility shall be available on the Closing Date (i) to issue Letters of Credit to backstop or replace outstanding letters of credit as may be required as a result of the Merger and related transactions contemplated hereby and (ii) to the extent agreed by the Lead Arranger, to fund fees and expenses. Proceeds of Revolving Loans may not otherwise be used to fund the Transaction. After the Closing Date, proceeds of the Revolving Loans may be used solely for the Borrower’s and its subsidiaries’ working capital requirements and other general corporate purposes, including permitted acquisitions.

III. Terms Applicable to the First Lien Facilities

Closing Date:	The date of the initial credit extension under the First Lien Facilities, which date shall occur on or before the date that is 120 days after the date of this letter.

Security:
The Borrower and each Guarantor shall grant the Administrative Agent and the First Lien Lenders a valid and perfected first priority (subject to customary exceptions to be set forth in the First Lien Loan Documentation (defined below)) lien and security interest in all of the following:

(a) All shares of capital stock of (or other ownership interests in) and intercompany debt of the Borrower and all subsidiaries of the Borrower and each present and future direct and indirect subsidiary of the Borrower; provided, that no more than 66⅔% of the equity interests of non-U.S. subsidiaries of the Borrower will be required to be pledged as security if the pledge of a greater percentage would result in material increased tax liabilities for the Borrower and its subsidiaries on a consolidated basis.

(b)
All present and future property and assets, real and personal, tangible and intangible, of the Borrower and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, deposit accounts, owned real estate, leaseholds (to the extent liens on such leaseholds can be obtained using commercially reasonable efforts), fixtures, bank accounts, general intangibles, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, commercial tort claims, letter of credit rights, supporting obligations and cash. In lieu of granting liens on motor vehicles, trailers, etc. (collectively, “Motor Vehicles”), all assets, liabilities and operations of Swift Arizona (other than the Motor Vehicles and certain real estate (to be mutually agreed upon)) may be transferred to other operating subsidiaries of the Borrower reasonably satisfactory to the Lead Arranger (whether existing or newly-formed, “Opco Subs”). After giving effect to such transfer, Swift Arizona will (i) continue to be a wholly owned subsidiary of the Company, (ii) have no business other than holding title to the Motor Vehicles and such real estate and leasing such assets to the Opco Subs on an arms-length basis, (iii) hold no assets other than such Motor Vehicles, real property and related leases, and (iv) have substantially no creditors other than pursuant to the Facility and as may arise by operation of law. The Borrower, all Guarantors (other than Swift Arizona) and all Opco Subs will guaranty and indemnify Swift Arizona in respect of any liabilities or other obligations transferred to the Opco Subs.

	(c)	All proceeds and products of the property and assets described in clauses (a) and (b) above.

Notwithstanding the foregoing, the Administrative Agent may agree to exclude particular assets from the collateral where it determines that the cost of perfecting a security interest, lien or mortgage is excessive in relation to the benefit afforded to the Lenders thereby.

Intercreditor Agreement:
The lien priority, relative rights and other creditors’ rights issues in respect of the First Lien Facilities and the Second Lien Facility will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”), which shall be reasonably satisfactory to the Borrower, the

Lead Arranger and the Lenders under each of the First Lien Facilities and the Second Lien Facility.

Interest Rates and
Letter of Credit Fees:
At the option of the Borrower, Loans may be maintained from time to time as (i) Base Rate Loans which shall bear interest at the Applicable Margin in excess of the Base Rate in effect from time to time or (ii) Eurodollar Loans which shall bear interest at the Applicable Margin in excess of the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period.

“Base Rate” shall mean, as of any time, the higher of (i) 1/2 of 1% in excess of the federal funds rate and (ii) the rate published in the Wall Street Journal as the “prime rate” (or equivalent), in each case as in effect from time to time.

The “Applicable Margin” means at any time for Loans outstanding under the First Lien Facilities (x) for the first two full fiscal quarters after the Closing Date, 2.75% in the case of Loans maintained as Eurodollar Loans and 1.75% in the case of Loans maintained as Base Rate Loans, and (y) thereafter, the applicable percentage determined in accordance with step-ups and step-downs based on the ratio of total debt to EBITDA of the Borrower in amounts and levels to be mutually agreed upon.

In addition to customary fronting and issuing fees to be mutually agreed upon, a fee (the “Letter of Credit Fee”) equal to 2.25% will accrue on the stated amount of each Letter of Credit.

During the continuance of any payment or bankruptcy event of default under the First Lien Loan Documentation, the Applicable Margin on all obligations owing under the First Lien Loan Documentation and the Letter of Credit Fee shall increase by 2% per annum.

Interest periods of 1, 2, 3 and 6, and, if available to all First Lien Lenders, 9 and 12 months shall be available in the case of Eurodollar Loans.

Interest in respect of Base Rate Loans and the Letter of Credit Fee with respect to Letters of Credit shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest and Letter of Credit Fees, as the case may be, will also be payable at the time of repayment of any Loans, drawing under a Letter of Credit and at maturity, as applicable. All interest, commitment fee and other fee calculations shall be based on a 360-day year (or 365 or 366 days, as the case may be, in the case of Base Rate Loans).

Arranger and
Administrative
Agent Fees:	The Lead Arranger and the Administrative Agent shall receive such fees as have been separately agreed upon with Holdings.

Unused
Commitment Fees:
Commencing on the Closing Date, a non-refundable fee (the “Commitment Fee”) in the amount of 0.50% per annum will accrue on the daily average unused portion of the Revolving Credit Facility commitments (whether or not then available), payable quarterly in arrears and on the final maturity of the Revolving Credit Facility (whether by stated maturity or otherwise).

Voluntary Commitment
Reductions:	Voluntary reductions to the unutilized portion of the First Lien Facilities, including the Revolving Credit Facility, may be made from time to time by the Borrower without premium or penalty.

Voluntary Prepayment:
The Borrower may, upon at least one business day’s notice in the case of Base Rate Loans and three business days’ notice in the case of Eurodollar Loans, prepay, in full or in part, the First Lien Facilities without premium or penalty; provided, that each partial prepayment shall be in an amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof; provided further that any such prepayment of Eurodollar Loans shall be made together with reimbursement for any funding losses of the First Lien Lenders resulting therefrom.

Mandatory Prepayment
and Commitment
Reduction:
The First Lien Facilities will be subject to the following mandatory prepayments: (i) 75% of excess cash flow (to be defined in a manner satisfactory to the Borrower and the Lead Arranger, and subject to mutually agreed step-downs and exclusions), (ii) 100% of proceeds from permitted asset sales (or insurance proceeds) in each fiscal year (subject to reinvestment baskets to be determined and excluding sales in the ordinary course of business and other agreed baskets), (iii) 100% of proceeds from the sale or issuance of debt securities (subject to certain exceptions including ordinary course borrowings under any of the Facilities) and (iv) until repayment in full of the Term Loan Facility and the Second Lien Facility, 75% of proceeds from the sale or issuance of equity securities (subject to certain agreed exceptions, including the exercise of employee stock options and intercompany transactions). In each case above, such amounts shall be applied first to the next eight installments or amortization payments due under the First Lien Facilities, and thereafter in inverse order of the remaining amortization payments of the Term Loans, then to the Second Lien Facility and then to the repayment of outstanding principal amounts under the Revolving Facility (but without a reduction in the Revolving Facility Commitment Amount). Notwithstanding the foregoing, in the case of (i) above and with respect to Eurodollar Loans, unless a mandatory prepayment date in respect of excess cash flow occurs on an interest payment date for

Eurodollar Loans, the Borrower shall be permitted to delay such mandatory prepayment until the next such succeeding interest payment date.

Documentation:
The commitments will be subject to the negotiation, execution and delivery of definitive financing agreements and ancillary instruments and documents (the “First Lien Loan Documentation”), which documentation will be consistent with the terms of the Commitment Documents and in customary form for similar secured financings, in each case prepared by counsel to the Lead Arranger and reasonably acceptable to Holdings and the Borrower. The First Lien Loan Documentation shall not contain (i) any material conditions precedent other than the conditions precedent set forth in the Commitment Letter or in Exhibit D to the Commitment Letter or (ii) any material representation, warranty, affirmative or negative covenant, or event of default not set forth in the Commitment Letter or the Exhibits thereto.

Conditions Precedent
to Initial Extension
of Credit:	No material conditions other than those set forth in the Commitment Letter or in Exhibit D.

Conditions Precedent
to Each
Extension of Credit:
There shall exist no default under any of the First Lien Loan Documentation, and the representations and warranties of the Borrower and each of the Guarantors therein shall be true and correct in all material respects immediately prior to, and after giving effect to, such extension of credit.

Representations and
Warranties:
Those customarily found in credit agreements for similar secured financings, including, without limitation, absence of a material adverse change in the business, financial condition, operations, performance or properties of each of the Company and IEL and their respective subsidiaries, taken as a whole[1].

Covenants:
Those affirmative, negative and financial covenants (applicable to the Borrower and the Borrower’s subsidiaries) customarily found in credit agreements for similar secured financings (with usual and customary baskets, exceptions and qualifications as may be mutually agreed upon in the First Lien Loan Documentation), including, without limitation:

__________________________
[1]
Solely for purposes of Closing Date condition precedent, to be conformed, if necessary, to the MAC definition in the definitive Merger Agreement for the proposed transaction, to the extent the formulation thereof is reasonably satisfactory to Morgan Stanley.

(a)	Affirmative Covenants:

1.	compliance with laws and regulations (including, without limitation, ERISA and environmental laws);
2.	payment of taxes and other obligations;
3.	maintenance of appropriate and adequate insurance;
4.	preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals;
5.	visitation and inspection rights;
6.	keeping of proper books in accordance with generally accepted accounting principles;
7.	maintenance of properties;
8.	performance of leases, related documents and other material agreements;
9.	use of proceeds;
10.	further assurances as to perfection and priority of security interests;
11.	customary financial and other reporting requirements; and
12.	maintaining ratings with S&P and Moody’s.

(b)	Negative Covenants - Restrictions on:

1.	liens (other than liens securing the First Lien Facilities and the Second Lien Facility);
2.
debt (with exceptions for the Second Lien Facility), guaranties or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on terms satisfactory to the First Lien Lenders);

3.	mergers and consolidations;
4.	sales, transfers and other dispositions of assets (other than sales and trade-ins in the ordinary course of business);
5.	loans, acquisitions, joint ventures and other investments;
6.
dividends and other distributions to stockholders (subject to required distributions (i) in an amount equal to (x) the net amount of federal and state cash income taxes the Company’s consolidated group would have paid at statutory rates as a C-corporation, less (y) any such taxes actually paid by the Company or any member of its consolidated group in states that do not recognize S-corporations, but only in the event that Holdings and the Company are structured as S-corporations and without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distribution, (ii) in an amount equal to the actual cash amount of interest due and payable under the Shareholder Loan, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on any such required distribution; provided that the proceeds of such distribution shall be immediately applied to the payment of such interest, and (iii) in an amount equal to the actual cash amount of principal due and payable under the Shareholder Loan, if any, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on any such required distribution; provided, that no such distributions shall be made pursuant to this clause (iii) until the outstanding principal amount under the Second Lien Facility has been reduced to an amount not in excess of the principal amount outstanding under the Shareholder Loan, and then only to the extent the distribution is immediately applied by the Shareholders to reduce the Shareholder Loan and then, immediately thereafter, the proceeds are used by the Borrower to reduce the outstanding principal under the Second Lien Facility);

	7.	repurchasing shares of capital stock;
	8.	prepaying, redeeming or repurchasing debt;
	9.	capital expenditures;
	10.	transactions with affiliates;
	11.	granting negative pledges other than to the First Lien Lenders and under the Second Lien Facility;
	12.	changing the nature of its business;
	13.	amending organizational documents, or amending or otherwise modifying any material debt or any related document; and
	14.	changing accounting policies or reporting practices.

The Company will not be permitted to engage in any activities other than owning the capital stock of Swift Arizona and certain other entities to be mutually agreed upon, declaring and paying the dividends contemplated above, guaranteeing the Facilities, consummating the Transaction and such other activities as may be reasonably incidental to the foregoing.

	(c)	Financial Covenants - Maintenance of:

	1.	a maximum ratio of total debt to EBITDA; and

	2.	a minimum ratio of EBITDA to interest expense.

The foregoing financial covenants shall be the only material financial covenants, and the terms and ratios shall be defined in a manner satisfactory to the Borrower and the Lead Arranger. Each financial covenant will be calculated on a consolidated basis for the period of four consecutive fiscal quarters preceding the applicable measurement date for such financial covenant (which period will include fiscal quarters preceding the Closing Date with respect to calculations made prior to the first anniversary of such date); provided, however, that (i) EBITDA will be determined on a “last twelve month” basis (including months ended prior to the Closing Date for calculations prior to the first anniversary of such date), and (ii) the calculation of interest expense in such measurements and covenants will be determined on an annualized basis).

Events of Default:
Those customarily found in credit agreements for similar secured financings (including customary and reasonable grace periods, notice periods, monetary thresholds and other qualifications to be mutually agreed upon), including, without limitation:

	1.	failure to pay principal when due, or to pay interest or other amounts within three business days after the same becomes due, under the First Lien Loan Documentation;

	2.	any representation or warranty proving to have been materially incorrect when made or confirmed;

	3.	failure to perform or observe covenants set forth in the First Lien Loan Documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure;

	4.	cross-defaults to other indebtedness in an amount to be agreed in the First Lien Loan Documentation;

	5.	bankruptcy and insolvency defaults (with a grace period for involuntary proceedings);

	6.	monetary judgment defaults in an amount to be agreed in the First Lien Loan Documentation and nonmonetary judgment defaults that are reasonably likely to cause a Material Adverse Change;

	7.	impairment of First Lien Loan Documentation or security;

	8.	change of ownership or operating control; and

	9.	standard ERISA defaults.

Interest Rate
Protection:
The Borrower shall obtain interest rate protection in form and with parties acceptable to the First Lien Lenders for a notional amount to be agreed in the final First Lien Loan Documentation and for a period of three years.

Expenses:
The Borrower shall pay all of the Administrative Agent’s and the Lead Arranger’s reasonable due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, audit, consultant, search, filing and recording fees and all other reasonable out-of-pocket expenses incurred by the Administrative Agent or the Lead Arranger (including the reasonable fees and expenses of one counsel for the Lead Arranger and one local counsel in each relevant jurisdiction), whether or not any of the transactions contemplated hereby are consummated, as well as all expenses of the Administrative Agent in connection with the administration of the First Lien Loan Documentation (including, without limitation, fees and expenses incurred in connection with the preparation of the First Lien Loan Documentation (and waivers or amendments thereto) or the “work-out” or restructuring of the obligations). The Borrower shall also pay the expenses of the Administrative Agent, the Lead Arranger and the First Lien Lenders in

connection with the enforcement of any of the First Lien Loan Documentation.

Indemnity:
The First Lien Loan Documentation will contain customary indemnity provisions pursuant to which the Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arranger, each First Lien Lender and each of their affiliates and their officers, directors, employees, agents and advisors from claims and losses relating to the Transaction or the First Lien Facilities, and will include a customary carve-out in respect of negligence, bad faith and willful misconduct of any such indemnified person.

Required Lenders:	First Lien Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans and commitments under the First Lien Facilities

Waivers &
Amendments:
Amendments and waivers of the provisions of the First Lien Loan Documentation will require the approval of the Borrower and the Required Lenders, except that the consent of all affected First Lien Lenders will be required with respect to certain customary issues, including but not limited to (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees, (iii) extensions of stated final maturity dates, and (iv) releases of all or substantially all of the collateral or any material guarantee.

Assignments and
Participations:
Assignments may be non-pro rata and must be to Eligible Assignees (to be defined) and, in each case other than an assignment to a First Lien Lender or an assignment of the entirety of a First Lien Lender’s interest in the First Lien Facilities, in a minimum amount of $1,000,000. Each First Lien Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign (i) as security all or part of its rights under the First Lien Loan Documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the First Lien Loan Documentation to any of its affiliates. No participation shall include voting rights, other than for reductions or postponements of amounts payable or releases of all or substantially all of the collateral.

Taxes:
All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the First Lien Lender’s applicable lending office). The Borrower will indemnify the First Lien Lenders and the Administrative Agent for such taxes paid by the First Lien Lenders or the Administrative Agent.

Miscellaneous:
Standard yield protection (including compliance with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions, defaulting First Lien Lender and replacement lender provisions, waiver of jury trial, and submission to jurisdiction provisions.

Governing Law:	New York.

Counsel for Morgan Stanley:	Mayer, Brown, Rowe & Maw LLP.

EXHIBIT B

SUMMARY OF CERTAIN TERMS AND CONDITIONS
FOR THE SECOND LIEN FACILITY*

I. The Parties

Borrower:	Same as the First Lien Facilities.

Lead Arranger:	Morgan Stanley.

Syndication Agent:	Morgan Stanley.

Administrative Agent:	Morgan Stanley.

Lenders:	Morgan Stanley and a syndicate of financial institutions and institutional lenders arranged by Morgan Stanley in consultation with the Borrower (the “Second Lien Lenders”).

Guarantors:	Same as the First Lien Facilities.

II. Description of Second Lien Facility

General Description of
Second Lien Facility:
A maximum amount of $485,000,000 in senior, second-priority secured financing to be provided to the Borrower pursuant to a term loan facility (the “Second Lien Facility”). Loans made under the Second Lien Facility are herein collectively referred to as “Second Lien Loans”. Exhibit A sets forth, among other things, a summary of certain terms and conditions of a senior, first-priority secured financing facility to be provided to the Borrower (the “First Lien Facilities”).

Maturity and Amortization:
The final maturity of the Second Lien Facility shall be the eighth anniversary of the Closing Date (as defined below) (“Second Lien Maturity Date”). The Second Lien Loans shall not amortize and shall be repaid in full on the Second Lien Maturity Date.

Use of Proceeds:
Proceeds of the Second Lien Loans, together with proceeds of term loans under the First Lien Facilities, shall be used solely to finance, in part, the Transaction, including the Acquisition. Up to $410,000,000 of the proceeds borrowed under the Second Lien Facility and/or the term loan facility under the First Lien Facilities may be used by the Borrower for purposes of making a loan (the “Shareholder Loan”) to the Purchasers,

__________________________
*
Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter (the “Commitment Letter”), to which this summary is attached, and Exhibits A and B thereto. This Term Sheet is intended as an outline only and, except as otherwise specifically set forth herein, does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in the definitive documentation for the Facilities. In the event of a Two-Step Transaction (as defined in the Commitment Letter) this Exhibit B shall be modified to the extent, but only to the extent, set forth in Exhibit C.

the proceeds of which will be used by the Purchasers for purposes of refinancing certain debt of the Purchasers. The Shareholder Loan will be secured by all capital stock of Holdings held by the Purchasers and will be recourse to such capital stock and Jerry Moyes, but otherwise shall not be recourse to the other Purchasers.

Availability:	Second Lien Loans may only be borrowed on the Closing Date. No amount of Second Lien Loans once repaid may be reborrowed.

I. General Terms Applicable to the Second Lien Facility

Closing Date:	The date of the initial credit extension under the Second Lien Facility, which date shall occur on or before the date that is 120 days after the date of this letter.

Security:
Subject to the Intercreditor Agreement, the Second Lien Facility and the guarantees in respect thereof will be secured on a second-priority basis (subordinate only to the First Lien Facilities and any permitted additions thereto or refinancings thereof) by substantially all of the assets that secure the First Lien Facilities.

Intercreditor Agreement:
The lien priority, relative rights and other creditors’ rights issues in respect of the First Lien Facilities and the Second Lien Facility will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”), which shall be reasonably satisfactory to the Borrower, the Lead Arranger and the lenders under each of the First Lien Facilities and the Second Lien Facility.

Interest Rates:
At the option of the Borrower, Second Lien Loans may be maintained from time to time as (i) Base Rate Loans which shall bear interest at the Applicable Margin in excess of the Base Rate in effect from time to time or (ii) Eurodollar Loans which shall bear interest at the Applicable Margin in excess of the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period.

“Base Rate” shall mean, as of any time, the higher of (i) 1/2 of 1% in excess of the federal funds rate and (ii) the rate published in the Wall Street Journal as the “prime rate” (or equivalent), in each case as in effect from time to time.

The “Applicable Margin” means at any time 6.25% in the case of Second Lien Loans maintained as Eurodollar Loans and 5.25% in the case of Second Lien Loans maintained as Base Rate Loans.

During the continuance of any payment or bankruptcy event of default under the Second Lien Loan Documentation, the Applicable Margin on all obligations owing under the Second Lien Loan Documentation shall increase by 2% per annum.

Interest periods of 1, 2, 3 and 6, and, if available to all Second Lien Lenders, 9 and 12 months shall be available in the case of Eurodollar Loans.

Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Second Lien Loans, and at maturity. All interest and other fee calculations shall be based on a 360-day year (or 365 or 366 days, as the case may be, in the case of Base Rate Loans).

Arranger and
Administrative
Agent Fees:	The Lead Arranger and the Administrative Agent shall receive such fees as have been separately agreed upon with Holdings.

Voluntary Prepayment:
Following repayment of all term loans outstanding under the First Lien Facilities, the Borrower may, upon at least one business day’s notice in the case of Base Rate Loans and three business days’ notice in the case of Eurodollar Loans, prepay, in full or in part, the Second Lien Facility without premium or penalty other than the payment of the Call Premium (as defined below); provided, that each partial prepayment shall be in an amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof; provided further that any such prepayment of Eurodollar Loans shall be made together with reimbursement for any funding losses of the Second Lien Lenders resulting therefrom.

Prepayment Premiums:
Prepayments of the Second Lien Facility (other than mandatory prepayments from excess cash flow) will be subject to the following prepayment premiums (expressed as a percentage of the outstanding principal amount of the Second Lien Facility that is set forth opposite the relevant period from the Closing Date indicated below (the “Call Premium”)):

Period	Percentages

Year 0-1	2%
Year 1-2	1%
Thereafter	No premium

Mandatory Prepayments:
Following repayment of all term loans outstanding under the First Lien Facilities, the Second Lien Loans will be repaid with the proceeds of the same mandatory prepayments that would otherwise be used to repay the First Lien Facilities.

Documentation:	The commitments will be subject to the negotiation, execution and delivery of definitive financing agreements and ancillary instruments and documents (the “Second Lien Loan Documentation”), which documentation will be consistent with the terms of the Commitment Documents and in customary form for similar secured financings, in each case prepared by counsel to the Lead Arranger and reasonably acceptable to Holdings and the Borrower. The Second Lien Loan Documentation shall not contain (i) any material conditions precedent other than the conditions set forth in the Commitment Letter of in Exhibit D to the Commitment Letter or (ii) any material representation, warranty, affirmative or negative covenant, or event of default not set forth in the Commitment Letter or the Exhibits thereto.

Conditions Precedent
to Borrowing:	No material conditions other than those set forth in the Commitment Letter or in Exhibit D.

Representations and
Warranties:	Same as the First Lien Facilities.

Covenants:
Those affirmative, negative and financial covenants (applicable to the Borrower and the Borrower's subsidiaries) customarily found in credit agreements for similar secured financings (with usual and customary baskets, exceptions and qualifications as may be mutually agreed upon in Second Lien Loan Documentation), including, without limitation:

	(a)	Affirmative Covenants:

	1.	compliance with laws and regulations (including, without limitation, ERISA and environmental laws);
	2.	payment of taxes and other obligations;
	3.	maintenance of appropriate and adequate insurance;
	4.	preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals;
	5.	visitation and inspection rights;
	6.	keeping of proper books in accordance with generally accepted accounting principles;
	7.	maintenance of properties;
	8.	performance of leases, related documents and other material agreements;
	9.	use of proceeds;
	10.	further assurances as to perfection and priority of security interests;
	11.	customary financial and other reporting requirements; and
	12.	maintaining ratings with S&P and Moody’s.

	(b)	Negative Covenants - Restrictions on:

	1.	liens (other than liens securing the First Lien Facilities and the Second Lien Facility);
	2.	debt (with exceptions for the First Lien Facilities), guaranties or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on terms satisfactory to the Second Lien Lenders);
3.	mergers and consolidations;
4.	sales, transfers and other dispositions of assets (other than sales and trade-ins in the ordinary course of business);
5.	loans, acquisitions, joint ventures and other investments;
6.
dividends and other distributions to stockholders (subject to required distributions (i) in an amount equal to (x) the net amount of federal and state cash income taxes the Company’s consolidated group would have paid at statutory rates as a C-corporation, less (y) any such taxes actually paid by the Company or any member of its consolidated group in states that do not recognize S-corporations, but only in the event that Holdings and the Company are structured as S-corporations and without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distribution, (ii) in an amount equal to the actual cash amount of interest due and payable under the Shareholder Loan, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distributions; provided that the proceeds of such distribution shall be immediately applied to the payment of such interest, and (iii) in an amount equal to the actual cash amount of principal due and payable under the Shareholder Loan, if any, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distribution; provided, that no such distributions shall be made pursuant to this clause (iii) until the outstanding principal amount under the Second Lien Facility has been reduced to an amount not in excess of the principal amount outstanding under the Shareholder Loan, and then only to the extent the distribution is immediately applied by the Shareholders to reduce the Shareholder Loan and then, immediately thereafter, the proceeds are used by the Borrower to reduce the outstanding principal under the Second Lien Facility);

7.	repurchasing shares of capital stock;
8.	prepaying, redeeming or repurchasing debt;
9.	capital expenditures;
10.	transactions with affiliates;
11.	granting negative pledges other than to the Second Lien Lenders and under the First Lien Facilities;
12.	changing the nature of its business;
13.	amending organizational documents, or amending or otherwise modifying any material debt or any related document; and
14.	changing accounting policies or reporting practices.

The Company will not be permitted to engage in any activities other than owning the capital stock of Swift Arizona and certain other entities to be mutually agreed upon, declaring and paying the dividends contemplated above, guaranteeing the Facilities, consummating the Transaction and such other activities as may be reasonably incidental to the foregoing.

(c)	Financial Covenants - Maintenance of:

	1.	a maximum ratio of total debt to EBITDA; and

	2.	a minimum ratio of EBITDA to interest expense.

The foregoing financial covenants shall track the financial covenants in the First Lien Facilities, but in each case shall provide for an additional ten percent (10%) cushion. The foregoing financial covenants shall be the only material financial covenants, and the terms and ratios shall be defined in a manner satisfactory to the Borrower and the Lead Arranger. Each financial covenant will be calculated on a consolidated basis for the period of four consecutive fiscal quarters preceding the applicable measurement date for such financial covenant (which period will include fiscal quarters preceding the Closing Date with respect to calculations made prior to the first anniversary of such date); provided, that (i) EBITDA will be determined on a “last twelve month” basis (including months ended prior to the Closing Date for calculations prior to the first anniversary of such date), and (ii) the calculation of interest expense in such measurements and covenants will be determined on an annualized basis).

Events of Default:	Those customarily found in credit agreements for similar secured financings (including customary and reasonable grace periods, notice periods, monetary thresholds and other qualifications to be mutually agreed upon), including, without limitation:

	1.	failure to pay principal when due, or to pay interest or other amounts within three business days after the same becomes due, under the Second Lien Loan Documentation;

	2.	any representation or warranty proving to have been materially incorrect when made or confirmed;

	3.	failure to perform or observe covenants set forth in the Second Lien Loan Documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure;

4.
cross-defaults to other indebtedness in an amount to be agreed in the Second Lien Loan Documentation (provided that cross default to the First Lien Facilities shall require the passage of 45 days without the cure or waiver of the relevant default);

	5.	bankruptcy and insolvency defaults (with a grace period for involuntary proceedings);

	6.	monetary judgment defaults in an amount to be agreed in the Second Lien Loan Documentation and nonmonetary judgment defaults that are reasonably likely to cause a Material Adverse Change;

	7.	impairment of Second Lien Loan Documentation or security;

	8.	change of ownership or operating control; and

	9.	standard ERISA defaults.

Interest Rate
Protection:	Same as the First Lien Facilities.

Expenses:
The Borrower shall pay all of the Administrative Agent’s and the Lead Arranger’s reasonable due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, audit, insurance, consultant, search, filing and recording fees and all other reasonable out-of-pocket expenses incurred by the Administrative Agent or the Lead Arranger (including the fees and expenses of one counsel for the Lead Arranger and one local counsel in each relevant jurisdiction), whether or not any of the transactions contemplated hereby are consummated, as well as all expenses of the Administrative Agent in connection with the administration of the Second Lien Loan Documentation (including, without limitation, fees and expenses incurred in connection with the preparation of the Second Lien Loan Documentation (and waivers or amendments thereto) or the “work-out” or restructuring of the obligations). The Borrower shall also pay the expenses of the Administrative Agent, the Lead Arranger and the Second Lien Lenders in connection with the enforcement of any of the Second Lien Loan Documentation.

Indemnity:
The Second Lien Loan Documentation will contain customary indemnity provisions pursuant to which the Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arranger, each Second Lien Lender and each of their affiliates and their officers, directors, employees, agents and advisors from claims and losses relating to the Transaction or the Second Lien Facility, and will include a customary carve-out for negligence, bad faith and willful misconduct of any such indemnified person.

Required Lenders:	Second Lien Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans under the Second Lien Facility.

Waivers &
Amendments:
Amendments and waivers of the provisions of the Second Lien Documentation will require the approval of the Borrower and the Required Lenders, except that the consent of all affected Second Lien Lenders will be required with respect to certain customary issues, including but not limited to (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees, (iii) extensions of stated final maturity dates, and (iv) releases of all or substantially all of the collateral or any material guarantee.

Assignments and
Participations:	Assignments may be non-pro rata and must be to Eligible Assignees (to be defined) and, in each case other than an assignment to a Second Lien

Lender or an assignment of the entirety of a Second Lien Lender’s interest in the First Lien Facilities, in a minimum amount of $1,000,000. Each Second Lien Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign (i) as security all or part of its rights under the First Lien Loan Documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the Second Lien Loan Documentation to any of its affiliates. No participation shall include voting rights, other than for reductions or postponements of amounts payable or releases of all or substantially all of the collateral.

Taxes:
All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Second Lien Lender’s applicable lending office). The Borrower will indemnify the Second Lien Lenders and the Administrative Agent for such taxes paid by the Second Lien Lenders or the Administrative Agent.

Miscellaneous:
Standard yield protection (including compliance with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions, defaulting Second Lien Lender and replacement lender provisions, waiver of jury trial, and submission to jurisdiction provisions.

Governing Law:	New York.

Counsel for Morgan Stanley:	Mayer, Brown, Rowe & Maw LLP.

EXHIBIT C

SUMMARY OF CERTAIN TERMS AND CONDITIONS
FOR THE FACILITIES IN THE EVENT OF A TWO-STEP TRANSACTION*

I. The Parties

Borrower:
Initially, Saint Corporation. In connection with a two-step acquisition transaction (a “Two-Step Transaction”), Saint Corporation will initiate a tender offer for all of the issued and outstanding capital stock of Swift Transportation Co., Inc., a Nevada corporation (the “Company”) not owned by Saint Corporation (the “Tender Offer”) and promptly thereafter but in no event later than five days effect a merger of Saint Corporation with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger. Immediately upon giving effect to the Merger, the Facilities and all rights and obligations of the Company under the Loan Documentation (as defined in the Commitment Letter) relating to the Facilities (including any rights or obligations under the Shareholder Loans) shall be assigned to and assumed by Swift Transportation Co., Inc., an Arizona corporation and a wholly-owned subsidiary of the Company (“Swift Arizona”). Immediately upon giving effect to such assignment and assumption, Swift Arizona shall thereafter at all times be the “Borrower”.

II. Description of the Tender Offer Financing Facilities

General Description of Tender
Offer Financing:
A maximum amount of $1,800,000,000 in senior secured first-priority financing to be provided to the Borrower in two drawings pursuant to the Term Loan Facility, and a maximum amount of $485,000,000 in senior secured second-priority secured financing to be provided to the Borrower in a single drawing pursuant to the Second Lien Facility. The Facilities will not be directly or indirectly secured by shares purchased in the Tender Offer or contributed pursuant to the Rollover Equity Investment.

In addition, Letters of Credit under the Revolving Credit Facility will be available on the Share Tender Date for purposes of backstopping or replacing outstanding letters of credit as may be required as a result of the Tender Offer.

Maturity and Amortization:
The final maturity of the Term Loan Facility and the Second Lien Facility shall be the earlier of (i) the fifth business day following the Share Tender Date in the event the Merger Date has not occurred on or

_____________________________
*
Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter (the “Commitment Letter”) to which this summary is attached. This Term Sheet is intended as an outline only and, except as otherwise specifically set forth herein, does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in the definitive documentation for the Facilities. The terms and conditions of this Exhibit C shall modify the terms and conditions of Exhibits A and B. Except as expressly provided herein, the term and provisions of Exhibits A and B shall remain in effect.

before such date (the “No-Merger Maturity Date”), and (ii) in the event the Merger Date occurs on or before such date, in the case of (x) the Term Loan Facility, the seventh anniversary of the Merger Date (“Term Loan Maturity Date”) and (y) the Second Lien Facility, the eighth anniversary of the Merger Date (the “Second Lien Maturity Date”). In the event the Term Loan Maturity Date is the seventh anniversary of the Merger Date, the Term Loans shall be repaid during the final year prior to the Term Loan Maturity Date in equal quarterly amounts, subject to amortization of approximately 1% per year prior to such final year. In the event the Second Lien Maturity Date is the eighth anniversary of the Maturity Date, the Second Lien Loans shall not amortize and shall be repaid in full on the Second Lien Maturity Date. In the event the Term Loan Facility and the Second Lien Facility are required to be repaid on the No-Merger Maturity Date, such repayment shall not constitute a prepayment giving rise to a Call Premium (defined below).

The final maturity date for the Revolving Credit Facility shall be the earlier of (i) the fifth business day following the Share Tender Date in the event the Merger Date has not occurred on or before such date, and (ii) in the event the Merger Date has occurred on or before such date fifth anniversary of the Merger Date (the “Revolving Loan Commitment Termination Date”).

Use of Proceeds:
Proceeds of the Term Loans and Second Lien Loans shall be used as follows: (i) together with the Cash Equity Contribution (if any), 100% of all proceeds available under the Second Lien Facility, plus additional proceeds as necessary under the Term Loan Facility, will be used to finance the Tender Offer, including all fees, costs and expenses related thereto, and to refinance all debt of the Company and its subsidiaries required to be repaid or refinanced as a result of the consummation of the Tender Offer and (ii) remaining proceeds available under the Term Loan Facility will be used to finance the Merger, including all fees, costs and expenses related thereto, and to refinance all debt of the Company and its subsidiaries required to be repaid or refinanced as a result of the consummation of the Merger.

In the event Letters of Credit are required to be issued on the Share Tender Date, such Letters of Credit shall be used solely for purposes of backstopping or replacing outstanding letters of credit as may be required as a result of the Tender Offer and related transactions contemplated hereby.

Up to $410,000,000 of the proceeds borrowed under the Term Loan Facility and/or the Second Lien Facility on the Share Tender Date may be used by the Borrower for purposes of making a loan (the “Shareholder Loan”) to the Purchasers, the proceeds of which will be used by the Purchasers for purposes of refinancing certain debt of the Purchasers. The Shareholder Loan will be secured by all capital stock of Holdings held by the Purchasers and will be recourse to such capital stock and Jerry Moyes, but otherwise shall not be recourse to the other Purchasers.

Availability on the
Share Tender Date:
Term Loans will be made available in two borrowings (one on the Share Tender Date, together with 100% of all proceeds available under the Second Lien Facility, and one on the Merger Date), but in no event shall the aggregate amount of the two borrowings equal more than the Term Loan Facility Commitment Amount. Proceeds of the Second Lien Loans will be made available in a single borrowing on the Share Tender Date. Once repaid, no amount of Second Lien Loans may be reborrowed. Once repaid, no amount of Term Loans may be reborrowed.

On the Share Tender Date, Letters of Credit will be available under the Revolving Credit Facility solely for the purpose of issuing Letters of Credit to backstop or replace outstanding letters of credit as may be required on the Share Tender Date as a result of the Tender Offer and related transactions contemplated hereby.

III. Terms Applicable to all Credit Extensions to be Made Available on the Share Tender Date

Share Tender Date:	The date the Tender Offer is consummated, which date shall occur on or before the date that is 120 days after the date of the Commitment Letter.

Merger Date:	As promptly as practicable after the Share Tender Date (but no later than five business days following such consummation).

Interest Rates:
Same as provided in Exhibits A and B, except that at all times prior to the Merger Date, Term Loans and Second Lien Loans shall be maintained as Base Rate Loans and shall bear interest at the Base Rate plus the Applicable Margin.

Arranger and
Administrative
Agent Fees:	The Lead Arranger and the Administrative Agent shall receive such fees as have been separately agreed upon with Holdings.

Unused
Commitment Fees:
Commencing on the Share Tender Date, a non-refundable fee (the “Commitment Fee”) in the amount of 0.50% per annum will accrue on the daily average unused portion of the Term Loan Facility and the Revolving Credit Facility commitments (whether or not then available), payable quarterly in arrears and on the Merger Date and the final maturity of the Revolving Credit Facility (whether by stated maturity or otherwise).

Conditions Precedent
to Extensions of Credit on
the Share Tender Date:
No material conditions other than those set forth in the Commitment Letter or in Exhibit D, except that all credit extensions made on the Share Tender Date shall be subject to the further conditions that (i) Borrower shall have received in the Tender Offer an amount of shares of common stock of the Company (without withdrawal rights) that, when taken together with shares of the Company’s common stock held by the

Borrower immediately prior to the Share Tender Date, constitute at least 90% of the outstanding shares of common stock of the Company, (ii) the tender price for the shares tendered in the Tender Offer shall be satisfactory to the Lead Arranger relative to funds available to consummate the Merger, and (iii) the Board of Directors of the Company shall have waived (to the satisfaction of the Lead Arranger) all triggering events and similar events and results under the Bluetooth Pill that could be triggered as a result of the Tender Offer.

Conditions Precedent
to Each
Extension of Credit:
In addition to those set forth in Exhibits A and B, with respect to any extensions of credit on the Merger Date, the Merger shall have occurred prior to or simultaneously with the making of any such credit extension.

EXHIBIT D

CONDITIONS PRECEDENT TO CLOSING

Except as otherwise set forth below or in the Commitment Letter, the initial credit extensions under each of the Facilities shall be subject to the satisfaction of each of the following conditions precedent:

1.
Review and reasonable satisfaction with (i) the final structure of the Transaction, (ii) the sources and uses of proceeds used to consummate the Transaction and (iii) the terms and provisions of all documents, agreements and contracts related to the Transaction and the concurrent consummation of the Acquisition.

2.
With respect to the First Lien Facilities, all First Lien Loan Documentation, including a credit agreement incorporating substantially the terms and conditions outlined in Exhibit A and, if applicable Exhibit C, shall be in form and substance reasonably satisfactory to the First Lien Lenders (it being understood that as of the date of the Commitment Letter the terms and conditions of the First Lien Loan Documentation contained in such Exhibits are satisfactory), together with customary closing documentation. The First Lien Lenders shall be reasonably satisfied with the terms and conditions of the Merger, the Equity Contribution, the IEL Equity Contribution, the Shareholder Loan and the Second Lien Facility. Proceeds received from the Rollover Equity Contribution shall at least equal 20% of the total cost of the Transaction (including, without limitation, the purchase price for the Acquisition and related costs and expenses) and proceeds received from the Equity Contribution shall at least equal 25% of the total cost of the Transaction (including, without limitation, the purchase price for the Acquisition and related costs and expenses); and gross cash proceeds borrowed under the Second Lien Facility shall be no more than the amount specified in the Second Lien Loan Documentation. All such proceeds shall have been used or shall be used simultaneously with the initial extension of credit under the First Lien Loan Documentation by the Borrower in the manner described under the section “Use of Proceeds” set forth in Exhibit A and, if applicable, Exhibit C.

3.
With respect to the Second Lien Facility, all Second Lien Loan Documentation, including a credit agreement incorporating substantially the terms and conditions outlined in Exhibit A and, if applicable, Exhibit C, shall be in form and substance reasonably satisfactory to the Second Lien Lenders (it being understood that as of the date of the Commitment Letter the terms and conditions of the Second Lien Loan Documentation contained in such Exhibits are satisfactory), together with customary closing documentation. The Second Lien Lenders shall be reasonably satisfied with the terms and conditions of the Merger, the Equity Contribution, the IEL Equity Contribution, the Shareholder Loan and the First Lien Facilities. Proceeds received from the Rollover Equity Contribution shall at least equal 20% of the total cost of the Transaction (including, without limitation, the purchase price for the Acquisition and related costs and expenses) and proceeds received from the Equity Contribution shall at least equal 25% of the total cost of the Transaction (including, without limitation, the purchase price for the Acquisition and related costs and expenses); and gross cash proceeds borrowed under the First Lien Facilities shall be no more than the amount permitted under the First Lien Loan Documentation. All such proceeds shall have been used or shall be used simultaneously with the initial extension of credit under the Second Lien Loan Documentation by the Borrower in the manner described under the section “Use of Proceeds” set forth in Exhibit A and, if applicable, Exhibit C.

4.
The ownership, management, corporate and legal structure of Saint Corporation, the Company, the Borrower, IEL and each of the Guarantors, both immediately before and after giving effect to the Acquisition, shall be consistent in all material respects with the Information provided prior to the date of the Commitment Letter.

5.
After giving effect to the Merger, the Company and its subsidiaries shall have no outstanding indebtedness or preferred stock other than (i) the loans and other extensions of credit under the Facilities and (ii) other limited indebtedness to be agreed upon.

6.
There shall exist no action, suit, investigation or other proceeding pending or threatened in any court or before any arbitrator or governmental or regulatory agency or authority that could reasonably be expected to have a Material Adverse Effect.

7.
All necessary governmental and third party consents and approvals shall have been obtained (without the imposition of any conditions that are not reasonably acceptable to the Lenders), the failure of which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and shall remain in effect and all applicable waiting periods shall have expired without any adverse action being taken by any competent authority.

8.
The Borrower shall have delivered a certificate in form and substance reasonably satisfactory to the Lenders, attesting to the solvency of the Borrower and each Guarantor, taken as a whole, immediately before and immediately after giving effect to the Merger, from their respective chief financial officers.

9.
The Lenders shall have received all customary closing certificates, documents and instruments, including (i) satisfactory customary opinions of counsel and (ii) such customary corporate resolutions, certificates and other documents as the Lenders shall reasonably request.

10.
All costs, fees and expenses of the Lead Arranger and the Lenders (including the fees and expenses of one counsel for the Lead Arranger and one local counsel in each relevant jurisdiction) shall have been paid on the Share Tender Date and the Merger Date, as the case may be, out of proceeds from the Term Loan Facility and/or the Second Lien Facility (except to the extent that the Lead Arranger agrees and the Borrower directs that such costs, fees and expenses be paid from proceeds drawn under the Revolving Facility on the Closing Date).

11.	The Facilities shall have received ratings from S&P and Moody’s.

12.
The Borrower shall have delivered (i)(a) U.S. GAAP audited consolidated balance sheet and related statements of income, stockholders’ equity and cash flows of IEL for the fiscal year ended December 31, 2005, (b) a U.S. GAAP audited consolidated balance sheet and related statements of income, stockholders' equity and cash flows of IEL as of and for the six months ended June 30, 2006, (c) U.S. GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of IEL for (1) each subsequent fiscal quarter ended 30 days before the Closing Date and (2) each fiscal month after the most recent fiscal quarter for which financial statements were received by the Lenders as described above and ended 30 days before the Closing Date and (d) a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Borrower as of and for the twelve-month period ending at the most recent fiscal quarter ending at least 45 days prior to the Closing Date prepared after giving effect to the Transaction (including the Merger) as if the Transaction had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements), in each case which financial statements shall not be materially inconsistent with the financial statements or forecasts previously provided to the Lenders and (ii) evidence that the Borrower’s pro forma EBITDA (calculated in a manner satisfactory to the Lead Arranger) for the last twelve months ending on the last day of the calendar month immediately preceding the Closing Date shall be no less than $529,100,000.

13.
Except to the extent set forth in the Reports (as defined in the Commitment Letter) or otherwise disclosed by the Borrower in writing to the Lead Arranger prior to the execution of the definitive Loan Documentation, no Material Adverse Change (as defined in the Commitment Letter) shall have occurred since December 31, 2005.

14.
The Lead Arranger shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

15.	Compliance with Regulations U and X of the Federal Reserve System.